Exhibit 99.1

THIS ANNOUNCEMENT IS NOT AN OFFER, WHETHER DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SWITZERLAND OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER PURSUANT TO LEGISLATION AND REGULATIONS IN SUCH RELEVANT JURISDICTION WOULD BE PROHIBITED BY APPLICABLE LAW. SHAREHOLDERS NOT RESIDENT IN SWEDEN WHO WISH TO ACCEPT THE OFFER (AS DEFINED BELOW) MUST MAKE INQUIRIES CONCERNING APPLICABLE LEGISLATION AND POSSIBLE TAX CONSEQUENCES. SHAREHOLDERS SHOULD REFER TO THE OFFER RESTRICTIONS INCLUDED IN THE SECTION TITLED “IMPORTANT INFORMATION” AT THE END OF THIS ANNOUNCEMENT AND IN THE PROSPECTUS AND THE OFFER DOCUMENT PUBLISHED ON NEOGAMES’ WEBSITE (IR.NEOGAMES.COM/OFFER-PAGE). SHAREHOLDERS IN THE UNITED STATES SHOULD ALSO REFER TO THE SECTION TITLED “SPECIAL NOTICE TO SHAREHOLDERS IN THE UNITED STATES” AT THE END OF THIS ANNOUNCEMENT.

Press release

18 May 2022

Supplements to prospectus and offer document published and fulfilment of condition for completion regarding NeoGames S.A.’s recommended public offer to the shareholders of Aspire Global plc

On 17 January 2022, NeoGames S.A.1 (“NeoGames”) announced a recommended public offer to the shareholders of Aspire Global plc2 (“Aspire Global”) to tender all their shares in Aspire Global to NeoGames for a consideration consisting of a combination of cash and newly issued shares in NeoGames in the form of Swedish depository receipts (the “Offer”).

As previously announced, the prospectus relating to the newly issued shares in NeoGames in the form of Swedish depositary receipts offered as consideration in the Offer was approved and registered by the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) on 26 April 2022, and the offer document relating to the Offer was published by NeoGames on the same day. Today, a supplement to the prospectus has been approved and registered by the Swedish Financial Supervisory Authority, and a supplement to the offer document has been published by NeoGames.

The supplement to the prospectus has been prepared in order to reflect:

•	NeoGames’ unaudited consolidated interim financial information as at and for the three months ended 31 March 2022 which was published on 11 May 2022.

The supplement to the offer document has been prepared in order to reflect:

•	NeoGames’ unaudited consolidated interim financial information as at and for the three months ended 31 March 2022 which was published on 11 May 2022;

•	Aspire Global’s interim financial report for the period 1 January 2022 – 31 March 2022 which was published on 4 May 2022; and

•	the resolution by Aspire Global’s extraordinary general meeting on 11 May 2022 to approve the amendment of Aspire Global’s articles of association in order to include squeeze-out rights of an offeror.

As further set out in the second condition for completion of the Offer included in the offer announcement published on 17 January 2022, the Offer is, inter alia, conditional upon Aspire Global’s articles of association being amended as to allow for NeoGames, having become the owner of not less than 90 percent of the total number of outstanding shares in Aspire Global, to acquire the shares in Aspire Global that have not been tendered in the Offer. As a consequence of the above-mentioned resolution by Aspire Global’s extraordinary general meeting on 11 May 2022 approving the said amendments to the articles of association, which amendments became effective upon registration of the amended articles of association by the Malta Business Registry on 16 May 2022, the second condition for completion of the Offer has been fulfilled.

1 A Luxembourg société anonyme (reg. no. B186309), domiciled in Luxembourg.
2 A Maltese public limited company (reg. no. C 80711), domiciled in Malta.

The supplements are, together with the prospectus and offer document, available on NeoGames’ website (ir.neogames.com/offer-page) and on Mangold Fondkommission AB’s website (www.mangold.se). The supplement to the prospectus will also be available on the Swedish Financial Supervisory Authority’s website (www.fi.se). The supplement to the prospectus shall at all times be read together with, and as an integrated part of, the prospectus. Correspondingly, the supplement to the offer document shall at all times be read together with, and as an integrated part, of the offer document.

As earlier communicated, the acceptance period for the Offer commenced on 27 April 2022 and is expected to end on 25 May 2022, and settlement is expected to commence on or about 14 June 2022. NeoGames has reserved the right to amend the acceptance period, as well as the settlement date. A notice of any such amendment will be announced by NeoGames by means of a press release in accordance with applicable rules and regulations.

Contacts and information about the Offer

Mr. Raviv Adler, CFO

ir@neogames.com

+972 73 372 3107

Information about the Offer is made available at NeoGames’ website: ir.neogames.com/offer-page

For administrative questions regarding the Offer, please contact your bank or the nominee registered as holder of your shares.

Important information

NeoGames discloses the information provided herein pursuant to the Swedish Corporate Governance Board’s Takeover rules for certain trading platforms. The information was submitted for announcement at 10:00 p.m. (CEST) on 18 May 2022.

This press release has been published in Swedish and English. In the event of any discrepancy in content between the two language versions, the Swedish version shall prevail.

The Offer is not being made, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland or in any other jurisdiction where such offer pursuant to legislation and regulations in such relevant jurisdiction would be prohibited by applicable law, by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the Internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue, of Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland, and the Offer cannot be accepted by any such use or by such means, instrumentality or facility of, in or from, Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Accordingly, this press release or any documentation relating to the Offer are not being and should not be sent, mailed or otherwise distributed or forwarded in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland must not forward this press release or any other document received in connection with the Offer to such persons.

The Offer and the information and documents contained in this press release are not being made and have not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, the information and documents contained in this press release are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the information and documents contained in this press release is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire day to day control of the affairs of a body corporate; or to acquire 50 percent or more of the voting shares in a body corporate, within article 62 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected end date of the acceptance period, the expected settlement date and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “potential,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in NeoGames’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended 31 December 2021, as such factors may be updated from time to time in NeoGames’ other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, NeoGames operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for NeoGames’ management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that NeoGames may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Furthermore, the expected end date of the acceptance period and the expected settlement date, as well as the completion of the Offer and closing of the combination between NeoGames and Aspire Global, is subject to various conditions and there can be no assurances that the transaction will be consummated or that any of the expected dates will be met. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Special notice to shareholders in the United States

The Offer described in this press release is made for the issued and outstanding shares of Aspire Global, a company incorporated under Maltese law, and is subject to Maltese and Swedish disclosure and procedural requirements, which are different from those of the United States. Shareholders in the United States are advised that the shares of Aspire Global are not listed on a U.S. securities exchange and that Aspire Global is not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

The Offer is made in the United States pursuant to Section 14(e) and Regulation 14E of the U.S. Exchange Act, subject to exemptions provided by Rule 14d – 1(c) under the U.S. Exchange Act for a Tier I tender offer (the “Tier I Exemption”) and Rule 802 under the U.S. Securities Act of 1933 (the “802 Exemption”), and otherwise in accordance with the disclosure and procedural requirements of Swedish law, including with respect to withdrawal rights, the Offer timetable, settlement procedures, waiver of conditions and timing of payments, which are different from those applicable under U.S. domestic tender offer procedures and law. Holders of the shares of Aspire Global domiciled in the United States (the “U.S. Holders”) are encouraged to consult with their own advisors regarding the Offer.

Aspire Global’s financial statements and all financial information included herein, or any other documents relating to the Offer, have been or will be prepared in accordance with IFRS and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Offer is made to the U.S. Holders on the same terms and conditions as those made to all other shareholders of Aspire Global to whom an offer is made. Any information documents, including the prospectus and offer document, are being disseminated to U.S. Holders on a basis comparable to the method pursuant to which such documents are provided to Aspire Global’s other shareholders.

As permitted under the Tier I Exemption, the settlement of the Offer is based on the applicable Swedish law provisions, which differ from the settlement procedures customary in the United States, particularly as regards to the time when payment of the consideration is rendered. The Offer, which is subject to Swedish law, is being made to the U.S. Holders in accordance with the applicable U.S. securities laws, and applicable exemptions thereunder, in particular the Tier I Exemption and the 802 Exemption. To the extent the Offer is subject to U.S. securities laws, those laws only apply to U.S. Holders and thus will not give rise to claims on the part of any other person. The U.S. Holders should consider that the price for the Offer is being paid in SEK and that no adjustment will be made based on any changes in the exchange rate.

It may be difficult for Aspire Global’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Offer, since Aspire Global and NeoGames are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. Aspire Global’s shareholders may not be able to sue Aspire Global or NeoGames or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Aspire Global or NeoGames and/or their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

To the extent permissible under applicable law or regulations, NeoGames and its affiliates or its brokers and its brokers’ affiliates (acting as agents for NeoGames or its affiliates, as applicable) may from time to time and during the pendency of the Offer, and other than pursuant to the Offer, directly or indirectly purchase or arrange to purchase shares of Aspire Global outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, and information about such purchases will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Holders of such information. In addition, to the extent permissible under applicable law or regulation, the financial advisors to NeoGames may also engage in ordinary course trading activities in securities of Aspire Global, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with the applicable law. Any information about such purchases will be announced in Swedish and in a non-binding English translation available to the U.S. Holders through relevant electronic media if, and to the extent, such announcement is required under applicable Swedish or U.S. law, rules or regulations.

The receipt of cash pursuant to the Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder is urged to consult an independent professional adviser regarding the tax consequences of accepting the Offer. Neither NeoGames nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Offer shall be responsible for any tax effects or liabilities resulting from acceptance of this Offer.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER, PASSED ANY COMMENTS UPON THE MERITS OR FAIRNESS OF THE OFFER, PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THIS PRESS RELEASE OR PASSED ANY COMMENT ON WHETHER THE CONTENT IN THIS PRESS RELEASE IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.